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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                SCHEDULE 14D-1/A
                                (AMENDMENT NO. 5)
                             TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               -------------------

                              ATL ULTRASOUND, INC.
                            (Name of Subject Company)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                           (ROYAL PHILIPS ELECTRONICS)

                               PHILIPS ELECTRONICS
                            NORTH AMERICA CORPORATION
                            PHILIPS ACQUISITION, INC.
                                    (Bidder)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
              (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE SERIES A
                    PARTICIPATING CUMULATIVE PREFERRED STOCK)
                         (Title of Class of Securities)

                                    00207N100
                      (CUSIP Number of Class of Securities)
                               -------------------

                                 SAMUEL J. ROZEL
                                COMPANY SECRETARY
                           1251 AVENUE OF THE AMERICAS
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10020
                                  212-536-0500

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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

---------------------
CUSIP NO. 00207N100             SCHEDULE 14D-1
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Koninklijke Philips Electronics N.V. (Royal Philips Electronics)
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC; OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands
--------------------------------------------------------------------------------
 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,925,058 shares of common stock, par value $0.01 per share, including the associated rights to purchase Series A Participating Cumulative Preferred Stock
--------------------------------------------------------------------------------
 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     Approximately 93.8%
--------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

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---------------------
CUSIP NO. 00207N100             SCHEDULE 14D-1
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Philips Electronics North America Corporation
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,925,058 shares of common stock, par value $0.01 per share, including the associated rights to purchase Series A Participating Cumulative Preferred Stock
--------------------------------------------------------------------------------
 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     Approximately 93.8%
--------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

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---------------------
CUSIP NO. 00207N100             SCHEDULE 14D-1
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Philips Acquisition, Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,925,058 shares of common stock, par value $0.01 per share, including the associated rights to purchase Series A Participating Cumulative Preferred Stock
--------------------------------------------------------------------------------
 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     Approximately 93.8%
--------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

         This Amendment is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Koninklijke Philips Electronics N.V., a company incorporated under the laws of The Netherlands ("Royal Philips"), Philips Electronics North America Corporation, a Delaware corporation ("Parent"), and Philips Acquisition, Inc., a Washington corporation ("Merger Sub"), on August 4, 1998, as amended by Amendment No. 1 to such Schedule filed with the SEC on August 12, 1998, Amendment No. 2 to such Schedule filed with the SEC on August 31, 1998, Amendment No. 3 to such Schedule filed with the SEC on September 18, 1998 and Amendment No. 4 to such Schedule filed with the SEC on September 25, 1998 (as so amended, the "Schedule 14D-1"), with respect to shares of Common Stock, par value $.01 per share (the "Common Stock"), of ATL Ultrasound, Inc., a Washington corporation, including the associated rights to purchase Series A Participating Cumulative Preferred Stock (the "Rights" and, together with the Common Stock, the "Shares") and constitutes the final amendment to the Schedule 14D-1. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

Item 6. Interest in Securities of the Subject Company.

         On September 29, 1998, Royal Philips announced that Merger Sub accepted for payment all of the 13,925,058 Shares which were validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer, including 357,968 Shares tendered pursuant to Notices of Guaranteed Delivery.


Item 11. Material to be filed as Exhibits.

Exhibit No.       Description
-----------       -----------

(a)(12)           Press release issued by Royal Philips on September 29, 1998



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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 1998          KONINKLIJKE PHILIPS ELECTRONICS N.V.

                                   By:     /s/  GUIDO R. C. DIERICK
                                           -------------------------------
                                   Name:   Guido R.C. Dierick
                                   Title:  Director and Deputy Secretary



                                   PHILIPS ELECTRONICS NORTH AMERICA
                                   CORPORATION

                                   By:      /s/  WILLIAM E. CURRAN
                                            -------------------------------
                                   Name:    William E. Curran
                                   Title:   Senior Vice President and Chief
                                            Financial Officer



                                   PHILIPS ACQUISITION, INC.

                                   By:      /s/  WILLIAM E. CURRAN
                                            --------------------------------
                                   Name:    William E. Curran
                                   Title:   President

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                                INDEX TO EXHIBITS




Exhibit No.         Description
-----------         -----------

(a)(12)             Press Release dated September 29, 1998.